Exhibit 3.2

ARTICLES OF AMENDMENT
OF
TX HOLDINGS, INC.

1.	The name of the Corporation is TX Holdings, Inc.

2.	The Board of Directors has adopted the following amendment to the Articles of Incorporation and the Shareholders have ratified the amendment:

Article Four is amended to read:

The Corporation has the authority to issue not more than 250,000,000 shares of common stock and not more than 1,000,000 shares of preferred stock. The shares of common stock shall have unlimited voting rights and shall be entitled to receive the net assets of the corporation, after providing for payment in full of all amounts payable with respect to preferred stock, upon dissolution. Subject to the provisions of these Articles of Incorporation and to the provisions of the Georgia Business Corporation Code, the Board of may determine (a) the preferred limitations, and relative rights of any class of shares prior to the issuance of any shares of that class and (b) the preferences, limitations and relative rights of one or more series within a class and designate the number of shares within that series prior to the issuance of any shares of that series.

3.	The amendment was adopted by the Board of Directors with shareholder approval on December 24, 2007.

4.
The Corporation shall cause a notice of change and amendment to be published in the Columbia News-Times, the official organ of Columbia County, Georgia, pursuant to the provisions of O.C.G.A. section 14-2-1006.1

5.	Executed on behalf of TX Holdings, Inc. by William “Buck” Shrewsbury on December 24, 2007.

TX Holdings, Inc.

By:	/s/ William Shrewsbury
William “Buck” Shrewsbury
Chairman and CEO TX Holdings, Inc.